

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Ms. Katherine Kelly
Vice President & Assistant General Counsel
BRISTOL-MYERS SQUIBB COMPANY
345 Park Avenue
New York, NY 10154

Re: BRISTOL-MYERS SQUIBB COMPANY
From 10-K for the Period Ended December 31, 2009
Filed February 19, 2010
File No. 001-1136

Dear Ms. Kelly:

We have completed our review of the above filing and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief